FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	March	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated March 30, 2005 (“KPN And Research In Motion Introduce BlackBerry Internet Service In Belgium And The Netherlands")	Page No 3

Document 1

March 30, 2005

FOR IMMEDIATE RELEASE

KPN and Research In Motion Introduce BlackBerry Internet Service in Belgium and The Netherlands

Waterloo, Canada, Brussels, Belgium and The Hage, The Netherlands – KPN and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) have introduced BlackBerry Internet Service™ in the Netherlands and in Belgium via BASE, a wholly-owned subsidiary of KPN Mobile N.V. BlackBerry Internet Service provides individual users and smaller businesses with a leading mobile solution for staying connected.

“Adding BlackBerry to our portfolio has been a success and this has been proven by the still growing demand from our enterprise customers,” said Marco Visser, Director Sales Corporate Market at KPN Mobile. “Introducing BlackBerry Internet Service for smaller companies and prosumers is a logical next step to fulfil the need for a solution with all the benefits of BlackBerry without having to install the full enterprise solution.”

“BASE’s introduction of BlackBerry for enterprise customers has been very successful,” said Bart Vandesompele, Head of Corporate Communication for BASE. “The timing was right for BlackBerry. After establishing this solution for the corporate market segment, BASE is now looking at customers who don’t need the full enterprise solution but still want the benefits of BlackBerry and push email functionality.”

BlackBerry®, developed and manufactured by RIM, helps mobile professionals make the most of their day by enabling them to easily manage their email and other information wherever they are. The BlackBerry Enterprise Solution™ is already very popular among KPN and BASE’s corporate customers who are also supported by a network of BlackBerry Solutions Partners. With BlackBerry Internet Service, individual users and smaller businesses can now also manage their business and personal email on the go with improved communications and productivity.

“The popularity of BlackBerry continues to grow across Europe and we are pleased to work with KPN to introduce BlackBerry Internet Service to its customers in the Netherlands and Belgium,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “Customers will benefit from the flexibility and mobility enabled by BlackBerry with always-on, integrated access to voice and data applications.”

BlackBerry Internet Service allows users to access up to ten corporate and/or personal email accounts (including Microsoft® Exchange and IBM® Lotus® Domino™ and many popular ISP email accounts) from a single device.

The BlackBerry ‘push’ architecture enables email to be automatically pushed to the BlackBerry handheld — no dialling in required. Users can also read and forward email attachments (including support for Microsoft Word, Excel, PowerPoint and Acrobat PDF documents).

— more —

KPN offers a choice of three BlackBerry Wireless Handhelds™ — the BlackBerry 7230™, the BlackBerry 7730™ and the new BlackBerry 7290™. BASE offers a choice of two BlackBerry Wireless Handhelds™ — the BlackBerry 7730™ and the new BlackBerry 7290™. All handhelds combine the capabilities of wireless email, data and phone in one powerful and convenient device. Each BlackBerry handheld also features a clear, high-resolution color screen and an integrated ‘QWERTY’ keyboard. The BlackBerry 7230 and BlackBerry 7730 handhelds are tri-band (900/1800/1900 MHz), and the BlackBerry 7290 is quad-band (850/900/1800/1900 MHz) to support international roaming. The screen of the BlackBerry 7730™ is larger to allow for optimized data viewing capabilities while the BlackBerry 7230™ and BlackBerry 7290™ are more compact handhelds. The BlackBerry 7290™ also includes Bluetooth® support, 32 MB memory and a brighter backlight.

About KPN Royal Dutch Telecommunications

KPN offers high quality and innovative telecommunication services to both consumers and businesses. KPN’s core businesses are: fixed network services in the Netherlands, mobile services in the Netherlands, Germany (E-Plus), and Belgium (BASE) and data services in Western Europe.

At the end of the third quarter of 2004, KPN serviced a total of 7.6 million fixed line and 1.6 million Internet customers, and 16.4 million mobile customers.

For more information about KPN visit www.kpn.com.

About BASE

BASE n.v./s.a. is a wholly-owned subsidiary of KPN Mobile N.V., the mobile division of Koninklijke KPN N.V. KPN provides mobile voice and data services in Germany (E-Plus), Belgium (BASE) and Netherlands (KPN and Hi). At the end of Q3 2004, BASE had 1,517,000 customers, with a market share of more than 17%. BASE is the fastest growing gsm operator in Belgium. The company, which has its headquarters in Brussels, targets specific market sectors with tailor-made services.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com

For more information:
KPN Media Department Stephen Hufton
+31 70 44 60143
s.hufton@kpn.com

BASE, Bart Vandesompele
T: + 32 2 728 41 38
GSM: + 32 485 200 201
E-mail: bart.vandesompele@base.be

NEWSENGINE PR
Sara Buytaert
T: + 32 3 260 96 47
F: + 32 3 237 23 25
E-mail: sara.buytaert@newsenginepr.com

RIM Media Contact North America:
Courtney Flaherty
Brodeur Worldwide for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

RIM Media Contact Europe:
Hotwire PR for RIM
+44 (0) 7967 500 964

Investor Contact:
Research In Motion Investor Relations
1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	March 30, 2005	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller